UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-16129

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fluor Corporation Employees’ Savings Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION

6700 Las Colinas Boulevard

Irving, Texas 75039

Audited Financial Statements

and Supplemental Schedules

Fluor Corporation Employees’

Savings Investment Plan

As of December 31, 2008 and 2007 and for the year ended
December 31, 2008

With Report of Independent Registered Public Accounting Firm

Fluor Corporation Employees’

Savings Investment Plan

Index to Audited Financial Statements

and Supplemental Schedules

Report of Independent Registered Public Accounting Firm

The Investment Committee

Fluor Corporation Employees’

Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Employees’ Savings Investment Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2008 and schedule of assets (held at end of year) as of December 31, 2008, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 25, 2009

Fluor Corporation Employees’ Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
	(In thousands)
Assets
Investments:
Investment in Fluor Corporation Master Trust – at fair value	$1,947,878	$2,591,904
Loans to participants	29,217	27,607
Total investments	1,977,095	2,619,511

Receivables:
Company contributions	19,692	16,020

Net assets available for benefits – at fair value	1,996,787	2,635,531
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	37,908	(3,991)
Net assets available for benefits	$2,034,695	$2,631,540

See accompanying notes.

Fluor Corporation Employees’ Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

(In thousands)

Additions (deductions) in net assets:
Contributions:
Participants	$114,881
Company	67,856
Rollovers	8,715
Total contributions	191,452

Net investment income (loss):
Share in net investment loss of Fluor Corporation Master Trust	(647,342)
Interest income on loans to participants	1,799
Net investment loss	(645,543)

Benefits, terminations and withdrawals	(141,601)
Administrative expenses	(1,957)
Asset transfers from TRS 401(k) Retirement Plan	804
Net decrease in net assets available for benefits	(596,845)

Net assets available for benefits:
Beginning of year	2,631,540
End of year	$2,034,695

See accompanying notes.

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The Fluor Corporation Employees’ Savings Investment Plan (the Plan), formerly known as the Fluor Corporation Salaried Employees’ Savings Investment Plan, is a contributory defined contribution plan sponsored by Fluor Corporation (Fluor or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is managed by Fluor’s Global Benefits, Administrative and Investment Committees (collectively, the Committees). The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions. The Administrative Committee interprets the Plan’s documents and administers the Plan on behalf of participants. The Investment Committee establishes investment policies and objectives, including the investment portfolio diversification and risk concentration guidelines, and monitors investment activity and ongoing investment performance. The Investment Committee may appoint professional investment managers to manage the investment accounts of the Fluor Corporation Master Trust (the Master Trust)  in accordance with ERISA requirements and the Investment Committee’s guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee), either directly or indirectly, hold the Plan’s assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees or their designees.

During 2007, the Company’s Administrative Committee resolved to merge the participants and assets of the Fluor Daniel Craft Employees 401(k) Retirement Plan into the Plan effective December 31, 2007. All eligible participants and assets of the Fluor Daniel Craft Employees 401(k) Retirement Plan were transferred into the Plan effective December 31, 2007.

Eligibility, Contributions and Vesting

Certain employees of Fluor and certain of its subsidiaries are immediately eligible to participate in the Plan.

Participants may elect to contribute an amount ranging from 1% of their compensation, as defined, to a maximum percentage determined by the Global Benefits Committee, subject to Internal Revenue Service (IRS) limits. For the year ended December 31, 2008, the maximum contribution percentage was 20%; however, the maximum contribution percentage may be decreased for highly compensated employees.

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

Effective January 1, 2009, the maximum contribution percentage was increased to 50%. Participants who have attained age fifty before the end of the plan year are eligible to make catch-up contributions.

Participants may change their contribution percentages at their own discretion; such contribution percentage changes shall become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

Effective January 1, 2008, Company matching contributions made to the Plan are in accordance with the “safe harbor” requirements of Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code (the Code). For each participant who has completed one year of service, the Company’s matching contribution is equal to 100% of the participant’s contribution to the Plan, limited to 5% of the participant’s eligible compensation. The Company’s matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds. Prior to January 1, 2008, the Company matched participant contributions at a rate determined annually by the Company and there was no guaranteed minimum for the Company’s matching contributions.

Participants are fully vested at all times in participant and Company matching contributions and earnings thereon.

Fluor Salaried Company Contributions (formerly Performance Contribution)

The Company may make an annual contribution for salaried participants that meet the one year of service eligibility requirement, excluding Fluor Daniel craft employees. No minimum contribution by the Company to the Plan is required in any Plan year. The Company contribution is determined at the discretion of the Global Benefits Committee and may not exceed 15% of the aggregate eligible compensation of  the participants, as defined in the Plan. For the year ended December 31, 2008, Fluor contributed 2% of participants’ eligible compensation to the Plan.

Participants vest in the above annual Company contribution based on length of service, as defined by the various vesting schedules under the Plan.

The non-vested portion of terminated participant accounts is available to reduce Fluor contributions to the Plan or to pay expenses of administering the Plan, at the discretion of the Administrative Committee. Participants who terminate service by reason of retirement, death or permanent and total disability become fully vested upon termination of service.

Benefits, Terminations and Withdrawals

Upon total and permanent disability, death or retirement, participants are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

receive a distribution of their vested account balance. Distributions are made in lump-sum, and participants invested in Fluor common stock may request Fluor common shares valued at current market value in lieu of or in combination with cash. If the account balance is $1,000 or less, a distribution will be made in a lump-sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000 and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request or as minimum required distributions beginning when the participant attains age 70½. When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiary(ies), as described in the Plan document. Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year. Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.

Benefits, terminations and withdrawals are recorded when paid.

Participant Loans

The Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000 reduced by their highest loan balance in the previous 12 months. Such loans bear interest at the prime rate and are payable through payroll deductions or monthly installments, if the employee is on unpaid leave of absence or terminated from service. The length of the loan is up to a 15-year period for a primary residence loan or a five-year period for all other loans. Participants are only allowed one outstanding loan.

Income Tax Status

The Plan has received a determination letter from the IRS dated July 11, 2003 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan’s Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related Trust is tax-exempt.

Participant Accounts

An individual account is maintained for each participant in each designated fund. Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each fund. If no funds are selected, then the contributions are designated to the LifePath® funds managed by Barclays Global Investors, N.A. (BGI) and may be subsequently allocated to other funds at the discretion of the participant. Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis. However, participants

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

can transfer a portion or all of the balance in their accounts into Fluor common stock and non-U.S. equities only once per calendar month. Effective March 6, 2008, participants can transfer a portion or all of the balance in their accounts into Large Cap Growth, Large Cap Value, Small Cap Growth or Small Cap Value only once per calendar month.

Other Provisions

Participants may contribute distributions into the Plan that were received from previous employers’ qualified retirement plans (rollover contribution). If a participant transfers to or from another wholly owned subsidiary of Fluor that does not participate in the Plan, the participant’s entire account balance may be transferred to or from any other Fluor-sponsored plan. Participants are fully vested at all times in rollover contributions and the earnings thereon.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investments

The Plan’s investments, except for loans to participants, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Master Trust which in turn invests in the Fluor Corporation DC Investments. The Plan’s investments are stated at fair value or estimated fair value as follows:

Investments in government securities, bonds and corporate equity securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the Plan year. Securities not traded on the last business day are valued at the last reported bid price. The estimated fair value of the investments in the common or collective trusts represents the underlying net asset value of the shares or units of such funds as determined by the issuer. The self-directed brokerage account is comprised of participant-directed investments in mutual funds. Mutual funds are valued at fair value, which represents the net asset value of the shares of such fund as of the close of business at the end of the period. Participant loans are valued at unpaid principal balances, which approximates fair value in all material respects.

Investments in the Stable Value Fund (Note 4) are stated at the fair value of the underlying synthetic guaranteed investment contracts (synthetic GICs). A synthetic GIC is comprised of an underlying asset and a “wrapper” contract. The fair value of synthetic GICs is calculated based on the fair values of the underlying securities which are comprised primarily of common or collective trusts, plus the fair value of the wrapper. Wrapper contracts essentially modify the

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

investment characteristics of underlying securities to those of guaranteed investment contracts. The fair values of the wrapper contracts are based upon the estimated replacement costs of the wrapper contracts. A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period of time. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Contract value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death or participant-directed transfers, in accordance with the terms of the Plan.

Derivative instruments are recorded at their fair values with changes in fair values reported in the Statement of Changes in Net Assets Available for Benefits in the “Share in net investment loss of Fluor Corporation Master Trust” in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Derivatives in the Master Trust primarily consist of foreign exchange forward contracts that are used to manage risks related to exposures in foreign currency. The Master Trust may also invest in futures, options, caps, floors, swaps, mortgage derivatives and structured notes.

Net investment income (loss) of the Master Trust is allocated daily to the Plan based on the ratio of fair values of the Plan’s investment in the Master Trust to the total fair value of the related Master Trust investments as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date. Realized gains or losses on sales, redemptions or distributions of investments are based upon each investment manager’s average historical cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences (Note 1). The Stable Value Fund invests in contracts of financial institutions with strong credit ratings (Note 4). The Master Trust’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each insurance company. The Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2008 and 2007.

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

Estimated fair values of investments in common or collective trusts may differ significantly from what their values would have been had a ready market for such investments existed because of the inherent uncertainty of valuation in the absence of readily ascertainable fair values.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participants’ compensation. Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

The annual Fluor Salaried Company contribution is recorded at the end of the Plan year and is paid by Fluor in the following year. The contribution may be made in cash or by transfer of certain other assets held by Fluor. Non-vested forfeitures were approximately $1,844,000 and $1,412,000 at December 31, 2008 and 2007, respectively. During 2008, non-vested forfeitures of $1,412,000 were used to reduce employer contributions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable financial statement users to better understand their effects on a plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits. This standard is effective for fiscal years beginning after November 15, 2008. The adoption of this standard will not have an impact on the Plan’s net assets available for benefits or the Statement of Changes in Net Assets Available for Benefits because the standard only enhances disclosure.

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

3. Master Trust

Investments

Fluor Corporation Master Trust — Fluor manages the Plan and the TRS 401(k) Retirement Plan (collectively, the Fluor Corporation DC Investments) and the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (Fluor Corporation DB Investments). On January 2, 2007, the Fluor Corporation DB Investments were transferred into a separate account within the Master Trust and were no longer commingled with the Fluor Corporation DC Investments. As a result, the Fluor Corporation DC Investments are presented as a single master trust investment account because all the investments are participant-directed. The investments held by the Master Trust are valued at fair value or estimated fair value as described in Note 2.

The net assets at fair value of the Master Trust consist of the following as of December 31, 2008 and 2007:

	2008	2007
	(In thousands)
Assets
Fluor Corporation DC Investments	$1,962,577	$2,611,533
Fluor Corporation DB Investments	518,669	510,762
Net Assets of the Fluor Corporation Master Trust — at fair value	2,481,246	3,122,295

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	38,166	(4,023)
Net Assets of the Fluor Corporation Master Trust	$2,519,412	$3,118,272

Net investment loss for the Master Trust is as follows for the year ended December 31, 2008:

2008
(In thousands)
Net investment loss
Fluor Corporation DC Investments	$(652,771)
Fluor Corporation DB Investments	(107,196)
Total net investment loss	$(759,967)

Fluor Corporation DC Investments — The Plan’s investments consist of a proportionate interest in the Fluor Corporation DC Investments held by the Master Trust.

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

Assets

The net assets of the Fluor Corporation DC Investments and the percentage interests held by the Plan as of December 31, 2008 and 2007, were as follows:

	Fluor Corporation DC Investments		% Interest Held by Plan
	2008	2007	2008	2007
	(In thousands)
Assets
Government securities	$23,792	$21,881	99.07	99.10
Securities lending arrangements:
Corporate equity securities	1,860	71,706	99.05	99.21
Government securities	1,805	2,159	99.07	99.12
Bonds and notes	—	1,029	—	99.13
Securities lending collateral — cash	—	76,337	—	99.21
Securities lending collateral — non-cash	3,717	868	99.06	99.19
Bonds	27,601	42,155	99.07	99.10
Common or collective trusts	621,959	1,064,130	99.32	99.34
Mutual funds	98	1,141	99.15	99.39
Synthetic guaranteed investment contracts	606,722	469,056	99.33	99.21
Foreign currency and cash	2,594	4,098	99.03	99.17
Corporate equity securities	519,645	668,347	98.97	99.00
Foreign currency exchange contracts	16,967	33,251	99.00	99.22
Investment income receivable	1,677	1,347	98.98	99.03
Due from brokers for securities purchased	1,073	8,533	99.12	99.02
Self-directed brokerage account — mutual funds	155,425	261,020	99.69	99.63
Total assets	1,984,935	2,727,058	99.25	99.25

Liabilities
Accrued expenses	(731)	(1,080)	99.06	99.17
Foreign currency exchange contracts	(16,995)	(33,413)	99.00	99.22
Due to brokers for securities purchased	(915)	(3,827)	99.12	99.09
Obligation to return collateral — cash	—	(76,337)	—	99.21
Obligation to return collateral — non-cash	(3,717)	(868)	99.06	99.19
Total liabilities	(22,358)	(115,525)	99.02	99.21

Net assets of the Fluor Corporation DC Investments — at fair value	1,962,577	2,611,533	99.25	99.25
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	38,166	(4,023)	99.33	99.20
Net assets of the Fluor Corporation DC Investments	$2,000,743	$2,607,510	99.25	99.25

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock and securities excluded from lending from time to time by the Master Trust) to a select number of qualified borrowers (generally national and international brokerage firms). Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust. All borrowed securities are secured by collateral held by the Trustee, which has a fair value no less than 102% of the fair market value of the borrowed securities at all times.  Effective October 2007, the Master Trust is fully indemnified by the Trustee against any losses incurred as a result of borrower default. Securities lending net income for the Fluor Corporation DC Investments of approximately $180,000 was earned under the lending agreement during the year ended December 31, 2008.

Net Investment Income (Loss)

Net investment income (loss) for the Fluor Corporation DC Investments and the Plan’s share in net investment income (loss) for the year ended December 31, 2008 is as follows:

	Fluor Corporation DC Investments	% Interest Held by Plan
	(In thousands)
Net appreciation (depreciation) in fair value of investments
At quoted market prices
Government securities	$1,141	99.14
Corporate equity securities	(348,323)	98.95
Bonds	(14,749)	99.14
Self-directed brokerage account — mutual funds	(83,082)	99.60
Mutual funds	(349)	99.10
Other	(296)	99.09
Total at quoted market prices	(445,658)	99.08

At estimated fair value
Common or collective trusts	(241,441)	99.34
Total at estimated fair value	(241,441)	99.34

Total net depreciation	(687,099)	99.17
Interest on synthetic guaranteed investment contracts	27,115	99.29
Securities lending income	725	99.13
Interest	3,837	99.14
Dividends	8,224	98.95
Other income	1,507	98.93
Securities lending expense	(545)	99.13
Investment management and administrative expenses	(6,535)	99.20
Total net investment loss	$(652,771)	99.17

Other than the Plan’s interest in the Master Trust, there are no assets held for investment that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007.

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

4. Stable Value Fund

Beginning January 2, 2007, the Plan’s investment in the Master Trust through its investment in the Fluor Corporation DC Investments included amounts in the Stable Value Fund, which was established for the investment of the assets of all participating plans. Each participating plan has an undivided interest in the Stable Value Fund. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Stable Value Fund was 99.33% and 99.21%, respectively. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating Plans on a daily basis.

Investment income, net of expenses, of the Stable Value Fund totaled $25,826,023 for the year ended December 31, 2008.

The weighted-average yield (excluding administrative expenses) earned by the Stable Value Fund at December 31, 2008 and 2007 was 5.58% and 5.14%, respectively. The weighted-average yield earned by the Stable Value Fund with an adjustment to reflect the actual interest rate credited to participants in the Stable Value Fund at December 31, 2008 and 2007, was 4.15% and 5.53%, respectively.

The Stable Value Fund enters into participating or hybrid contracts. In a participating contract, the contract holder participates in asset and liability risks. In a hybrid contract, the contract holder shares in the asset and liability risks with the contract provider. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic GICs have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of the synthetic GICs are driven by the performance of the underlying assets. The Stable Value Fund is designed to reset its respective crediting rate on a quarterly basis and cannot credit an interest rate that is less than 0%. The crediting rate of the Stable Value Fund tracks current market yields on a trailing basis. The rate reset allows the Stable Value Fund to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of the Stable Value Fund has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value and disclosed in the Statement of Net Assets Available for Benefits. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value and disclosed in the Statement of Net Assets Available for Benefits.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer at contract value. Each contract issuer specifies the events which may trigger a market value

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

adjustment being applied to the contract value; such events may include material amendments to the Stable Value Fund’s structure or administration; changes to the participating plans’ competing investment options, including the elimination of equity wash provisions; complete or partial termination of the Stable Value Fund, including a merger with another fund; the failure of the Stable Value Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Stable Value Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program); the closing or sale of a subsidiary, employing unit or affiliate; the bankruptcy or insolvency of a plan sponsor; the merger of the plan with another plan; or the plan sponsor’s establishment of another tax-qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Stable Value Fund or participating plans; and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund.

At this time, Plan management does not believe that the occurrence of any such market value event, which would limit the Stable Value Fund’s ability to transact at contract value with participants, is probable.

5. Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157) for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1

Quoted prices (unadjusted) available in active markets for identical assets or liabilities as of the reporting date. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Unobservable inputs for the asset or liability that are not corroborated by market data. The reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the net assets of the Fluor Corporation DC Investments at fair value, on a recurring basis, as of December 31, 2008:

		Fair Value Measurements
(in thousands)	Total	Level 1	Level 2	Level 3

Assets:
Government securities	$25,597	$—	$25,597	$—
Securities lending collateral — non-cash	3,717	—	3,717	—
Bonds	27,601	—	27,601	—
Common or collective trusts	621,959	—	621,959	—
Mutual fund	98	98	—	—
Synthetic guaranteed investment contracts	606,722	—	606,722	—
Corporate equity securities	521,505	520,139	1,366	—
Foreign currency exchange contracts	16,967	—	16,967	—
Self-directed brokerage account — mutual funds	155,425	155,425	—	—

Liabilities:
Foreign currency exchange contracts	$16,995	$—	$16,995	$—
Obligation to return collateral — non-cash	3,717	—	3,717	—

The following table sets forth by level, within the fair value hierarchy, Plan investments, excluding investments held by the Fluor Corporation DC Investments, at fair value, on a recurring basis, as of December 31, 2008:

		Fair Value Measurements
(in thousands)	Total	Level 1	Level 2	Level 3

Loans to participants	$29,217	—	—	$29,217

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

Changes in fair value of the Plan’s Level 3 investments, representing loans to participants, during the year ended December 31, 2008 were as follows:

(in thousands)	Loans to Participants

Balance at December 31, 2007	$27,607
Loan issuances, net of repayments	1,610
Balance at December 31, 2008	$29,217

6. Related Party Transactions

Certain Plan investments in the common or collective trusts accounts are managed by The Northern Trust Company, BGI and Aberdeen Asset Management, Inc. (Aberdeen). The Northern Trust Company is the trustee and BGI and Aberdeen are investment managers, all of whom have fiduciary responsibility to the Plan. These investments qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in Fluor common stock. Because Fluor is the Plan sponsor, transactions involving Fluor common stock qualify as party-in-interest transactions. Master Trust holdings for Northern Trust, BGI, Aberdeen and Fluor common stock amounted to approximately $104,082,826, $511,973,050, $6,199,913 and $218,156,370, respectively, as of December 31, 2008. Master Trust holdings for Northern Trust, BGI, Aberdeen and Fluor common stock amounted to approximately $139,479,000, $909,120,000, $11,169,000 and $254,788,000, respectively, as of December 31, 2007. Effective March 2009, Aberdeen is no longer an investment manager of the Master Trust. All of the party-in-interest transactions noted above are exempt from the prohibited transaction rules.

Investments managed by BGI represented 26% and 35% of the Fluor Corporation DC Investments as of December 31, 2008 and 2007, respectively. Investments in Fluor common stock represented 11% and 10% of the Fluor Corporation DC Investments as of December 31, 2008 and 2007, respectively.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2008	2007
	(In thousands)

Net assets available for benefits per the financial statements	$2,034,695	$2,631,540
Add (Less): Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(37,908)	3,991
Less: Benefits payable	(94)	(748)
Net assets available for benefits per the Form 5500	$1,996,693	$2,634,783

Fluor Corporation Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the Share in net investment loss of Fluor Corporation Master Trust per the financial statements to Net investment loss from master trust investment accounts per the Form 5500 for the year ended December 31:

2008
(In thousands)

Share in net investment loss of Fluor Corporation Master Trust per the financial statements	$(647,342)
Less: 2008 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(37,908)
Less: 2007 Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,991)
Net investment loss from master trust investment accounts per the Form 5500	$(689,241)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits, terminations and withdrawals per the financial statements to the Form 5500:

Year Ended December 31, 2008
(In thousands)

Benefits, terminations and withdrawals per financial statements	$141,601
Add: Benefits payable at end of year	94
Less: Benefits payable at beginning of year	(748)
Benefits, terminations and withdrawals to participants per the Form 5500	$140,947

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, 2008 but had not been paid as of that date.

Supplemental Schedules

Schedule I

Fluor Corporation Employees’

Savings Investment Plan

Schedule H; Line 4a — Schedule of Delinquent Participant Contributions

EIN: 33-0927079

Plan: 002

Year ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$356*	$356

* All contributions transferred late to the Plan will be deposited into the Fluor Corporation Master Trust no later than July 2009 with interest.

Schedule II

Fluor Corporation Employees’

Savings Investment Plan

Schedule H; Line 4j — Schedule of Assets (Held at End of Year)

EIN: 33-0927079

Plan: 002

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Loans to participants	Interest rates ranging from 4.00% to 9.50%	—	$29,216,861

*                 Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Fluor Corporation Employees’ Savings Investment Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2009

Fluor Corporation Employees’ Savings Investment Plan

By:	/s/ Glenn C. Gilkey
Glenn C. Gilkey
Member, Investment Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm